Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Limited (the “Company” or “Skeena”)

Suite 650 – 1021 West Hastings St.

Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

January 10, 2023.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on January 11, 2023 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On January 11, 2023, the Company announced that its Chief Operating Officer (“COO”), Shane Williams, has left the Company to pursue other endeavours.

Item 5.	Full Description of Material Change

On January 11, 2023, the Company announced that its Chief Operating Officer (“COO”), Shane Williams, has left the Company to pursue other endeavours. Randy Reichert, President & CEO, will temporarily assume the duties of COO in addition to his normal role.

“On behalf of the Board and all Skeena employees, I want to thank Shane for his contributions to the Eskay Creek Project. We wish him well in his future endeavors," stated Walter Coles, Executive Chairman.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Andrew MacRitchie, CFO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 11th day of January, 2023.